

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 15, 2010

Mr. Landy S. Fullmer
Chief Financial Officer
Apco Oil and Gas International Inc.
One Williams Center, Mail Drop 35
Tulsa, OK 74172

      Re: **Apco Oil and Gas International Inc., f/k/a Apco Argentina Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed March 16, 2009
             Response Letter Dated January 14, 2010
             File No. 0-08933

Dear Mr. Fullmer:

      We have completed our review of your Form 10-K and have no further comments at this time.

      Sincerely,

      Anne Nguyen Parker
      Branch Chief